UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

American Shared Hospital Services
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

029595-10-5
(CUSIP Number)

Stanley S. Trotman, JR American Shared Hospital Services Four Embarcadero Center, Suite 3700 San Francisco, California 94111-4107 Tel. No.: (415) 788-5300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

Daniel G. Kelly, Jr.
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, California  94025
(650) 752-2000

May 16, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.    ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Stanley S. Trotman, JR
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 268,487
	8.	Shared Voting Power
	9.	Sole Dispositive Power 268,487
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 268,487
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the Common Shares without par value (the “Shares”), of American Shared Hospital Services, a California corporation (“the “Issuer”).  The principal executive offices of the Issuer are located at Four Embarcadero Center, Suite 3700, San Francisco, California 94111.

Item 2.  Identity and Background

The name of the person filing this statement is Stanley S. Trotman, JR, a Director of the Issuer (“Mr. Trotman”).

Mr. Trotman’s business address is Four Embarcadero Center, Suite 3700, San Francisco, California 94111.  Mr. Trotman is a citizen of the United States.

During the last five years, Mr. Trotman has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

All of the Shares beneficially owned by Mr. Trotman were purchased with personal funds.

Item 4.  Purpose of Transaction

The securities to which this statement relates were acquired and are held for investment purposes, and Mr. Trotman has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Trotman reserves the right to dispose of the securities to which this statement relates or to acquire additional Shares.

Item 5.  Interest in Securities of the Issuer

(a)  Mr. Trotman has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 268,487 Shares, representing approximately 5.8% of the outstanding Shares of the Issuer.  Of these shares, 23,000 represent shares that Mr. Trotman has a right to acquire.

(b)  Mr. Trotman has sole power to vote and to dispose of 268,487 Shares.

(c)  Information concerning transactions in Shares since March 16, 2013 is set forth on Schedule A.

(d)  Inapplicable.

(e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Inapplicable.

Item 7.  Material to be Filed as Exhibits

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 24, 2013

//s// Stanley S. Trotman, JR
Signature

Stanley S. Trotman, JR
(Name/Title)

SCHEDULE A

TRANSACTIONS IN COMMON SHARES OF THE ISSUER
SINCE March 16, 2013 BY MR. TROTMAN

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share	Aggregate Purchase Price
May 14, 2013	200	Private Purchase	$1.61	$322
May 15, 2013	50,000	Private Purchase	$1.7485	$87,425
Total	50,200			$87,747